FOR IMMEDIATE RELEASE

February 28, 2008
ADVANTEST CORPORATION
　Toshio Maruyama, Representative Board Director, President & CEO
Stock Code Number: 6857, TSE first section
NYSE Ticker Symbol: ATE

CONTACT:
Hiroshi Nakamura
Executive Officer & Senior Vice President, Financial Group
Phone: +81-(0)3-3214-7500

Notice Concerning the Dissolution of a Subsidiary

Tokyo – February 28, 2008 – Advantest Corporation (the “Company”) resolved at the meeting of its Board of Directors today to dissolve its subsidiary, Advantest Europe R&D S.A.R.L.

1. Reason for Dissolution
Advantest Europe R&D S.A.R.L. has been engaged in research and development activities in the spectrum analyzer business. However, the Company decided to consolidate the research and development function of the spectrum analyzer business, and has therefore resolved to dissolve Advantest Europe R&D S.A.R.L., whose research and development operations have been completed.

2. Profile of Advantest Europe R&D S.A.R.L.
Name:	Advantest Europe R&D S.A.R.L.
Location:	5, Avenue du Quebec, ZA de Courtaboeuf, LA Plesse, 91140, Villebon sur Yvette, France
Representative:	Koji Kakizaki
Primary Business:	Research and development of measuring instruments
Established:	October 30, 1986
Capital:	EUR 620,000.00
Shareholder:	Advantest Corporation (100%)

3. Date of Dissolution
Advantest Europe R&D S.A.R.L. is scheduled to be dissolved in March 2008.

4. Outlook
The effects of the dissolution on the consolidated and non-consolidated business performance of Advantest Corporation for the fiscal year ending March 31, 2008 are expected to be minor.